IN ACCORDANCE WITH RULE 202 OF REGULATION S-T,
THIS FORM SE IS BEING FILED IN PAPER PURSUANT
TO A CONTINUING HARDSHIP EXEMPTION.

SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, DC 20549

04009220

FEB 25 2004

FORM SE
FORM FOR SUBMISSION OF PAPER FORMAT EXHIBITS BY ELECTRONIC FILERS

CWALT, INC.
(Exact Name of Registrant as Specified in Charter)

1269518
~~001265918~~
(Registrant CIK Number)

PROCESSED
FEB 26 2004
THOMSON FINANCIAL

Form 8-K for February 25, 2004
(Electronic Report, Schedule or Registration Statement of Which the Documents Are a Part (Give Period of Report))

333-110343
(SEC File Number, if Available)

N/A
(Name of Person Filing the Document (if Other Than the Registrant))

SIGNATURES

Filings Made by the Registrant. The registrant has duly caused this form to be signed on its behalf by the undersigned, thereunto duly authorized, in the City of Calabasas, State of California, on February 25, 2004.

CWALT, INC.

By: ______________________
Name: Darren Bigby
Title: Vice President

Exhibit Index

IN ACCORDANCE WITH RULE 202 OF REGULATION S-T, THESE

COMPUTATIONAL MATERIALS ARE BEING FILED IN PAPER PURSUANT TO A CONTINUING HARDSHIP EXEMPTION.

Exhibit 99.1

COMPUTATIONAL MATERIALS
PREPARED BY GREENWICH CAPITAL MARKETS INC.

for

CWALT, INC.

ALTERNATIVE LOAN TRUST 2004-4CB
MORTGAGE PASS-THROUGH CERTIFICATES, SERIES 2004-4CB

CWALT044C A1-Yield

Price	Prepay Speed Price(32nd)	0 PPC Yield	50 PPC Yield	100 PPC Yield	150 PPC Yield	200 PPC Yield
98.7500	98-24	4.3713	4.49	4.65	4.82	4.99
98.8750	98-28	4.3604	4.47	4.60	4.75	4.90
99.0000	99-00	4.3496	4.44	4.56	4.68	4.81
99.1250	99-04	4.3388	4.41	4.51	4.61	4.71
99.2500	99-08	4.3280	4.39	4.46	4.54	4.62
99.3750	99-12	4.3172	4.36	4.42	4.47	4.53
99.5000	99-16	4.3064	4.33	4.37	4.41	4.44
99.6250	99-20	4.2957	4.31	4.32	4.34	4.35
99.7500	99-24	4.2849	4.28	4.28	4.27	4.26
	WAL (#yr)	17.82816	5.72	2.99	1.99	1.49
	Spread @ Center(bp)	-8	119.00	226.00	266.00	317.00
	First Princ	03/25/2004	38,071.00	38,071.00	38,071.00	38,071.00
	Last Princ	03/25/2032	43,886.00	41,054.00	39,928.00	39,411.00
	Mod Durn	11.632	4.69	2.67	1.83	1.39
	Maturity (#mo)	337	192.00	98.00	62.00	46.00

IN ACCORDANCE WITH RULE 202 OF REGULATION S-T, THESE

COMPUTATIONAL MATERIALS ARE BEING FILED IN PAPER PURSUANT TO A CONTINUING HARDSHIP EXEMPTION.

Exhibit 99.2

COMPUTATIONAL MATERIALS
PREPARED BY BEAR, STEARNS & CO. INC.

for

CWALT, INC.

ALTERNATIVE LOAN TRUST 2004-4CB
MORTGAGE PASS-THROUGH CERTIFICATES, SERIES 2004-4CB

****

****

Bear Stearns & Co., Inc.
FMoy

FASTrader
CWALT-044CB 3A1 ()

CWALT-044CB 3A1 ()

Dated Date:	2/1/04	Pricing	
Trade Date:	[illegible]	WAC:	.00
Settle Date:	[illegible]	WAM:	.00
Date of 1st CF:	[illegible]	Type:	
Pass Per Year:		Collateral	
Manager:	[illegible]	Cumulative Prepayment	
Floor:	.00		
Speed Assumpt.:			
Monthly Prepayment Rate PSA CPR			

Deal Comments

Tranche Details

Des:	A1	S-Des:	A1
Cusip:		Description:	SENIOR
Orig. Bal:	[illegible]	Current Bal:	[illegible]
Factor:	1.00	As of:	[illegible]
Coupon:	[illegible]	Cpn Mult.:	
Cap:		Floor:	
Last Reset:	[illegible]	Next Reset:	[illegible]
Delay Days:	[illegible]	Stated Mat:	
Current Fac:		Original Fac:	
S&P:		Fitch:	
Moody:		Duff:	

Coupon Formula

Formula

USD Swap	1mo	3mo	6mo	1yr	2yr	3yr	4yr	5yr	6yr	7yr
	1.09	1.12	1.18	1.41	2.04	2.62	3.05	3.44	3.73	3.96
USD Swap	8yr	9yr	10yr	11yr	12yr	13yr	14yr	15yr	20yr	30yr
	4.16	4.32	4.46	4.58	4.69	4.77	4.83	4.90	5.16	5.25

Settlement Date: 2/27/2004 Valuation Date: 2/23/2004 Yield Curve: USD Swap

Results

Prepay		0% CPR	V50 ACPR	V100 ACPR	V150 ACPR	V200 ACPR
Price 101: 4+	Yield	4.92	4.77	4.58	4.38	4.18
	Mod. Duration	11.31	5.29	3.15	2.19	1.68
Price 101: 8+	Yield	4.91	4.75	4.55	4.33	4.10
	Mod. Duration	11.31	5.30	3.15	2.20	1.68
Price 101:12+	Yield	4.90	4.73	4.51	4.27	4.03
	Mod. Duration	11.32	5.30	3.15	2.20	1.68
Price 101:16+	Yield	4.89	4.70	4.47	4.21	3.96
	Mod. Duration	11.33	5.31	3.16	2.20	1.68
Price 101:20+	Yield	4.88	4.68	4.43	4.16	3.88
	Mod. Duration	11.34	5.31	3.16	2.20	1.69
Price 101:24+	Yield	4.87	4.66	4.39	4.10	3.81
	Mod. Duration	11.34	5.32	3.16	2.20	1.69
Price 101:28+	Yield	4.86	4.64	4.35	4.05	[illegible].74
	Mod. Duration	11.35	5.32	3.16	2.21	1.69

Vector Name	Vector Description
CWALT-044CB/V100	**SEE ATTACHED**
CWALT-044CB/V150	**SEE ATTACHED**
CWALT-044CB/V200	**SEE ATTACHED**
CWALT-044CB/V50	**SEE ATTACHED**

Security	% of Orig. Bal	Face Value
CWALT-044CB 3A1 ()	100.00	$2,046,000.00

*** Vectors have been used in one or more scenarios. ***

*** Please see attached document for detailed scenario assumptions used. ***

FASTrader

CWALT-044CB 3A3 ()

CWALT-044CB 3A3 ()

Dated Date:	[illegible]	Pricing	
Trade Date:	[illegible]	WAC:	.00
Settle Date:	[illegible]	WAM:	.00
Date of 1st CF:	[illegible]	Type:	
Pmts Per Year:		Collateral	
Manager:	[illegible]	Cumulative Prepayment	
Face:	.00		
Speed Assumpt.:			
Monthly Prepayment			
Date PSA CPR			

Deal Comments

Tranche Details

Day:	FA	P-Day:	FA
Cusip:		Description:	Floater
Orig. Bal:	[illegible]	Current Bal:	[illegible]
Factor:	1.00	As of:	[illegible]
Coupon:	[illegible]	Cpn Mult.:	
Cap:		Floor:	
Last Reset:	[illegible]	Next Reset:	[illegible]
Delay Days:	0	Bond Mat:	
Current Pay:		Original Tax:	
EAP:		Wtd:	
Moody:		Duff:	

Coupon Formulas

Formula

1.0000 x 1-mo LIBOR + 0.5000 Cap 0.0000 @ 7.5000 Floor 0.5000 @ 0.0000

USD Swap	1mo	3mo	6mo	1yr	2yr	3yr	4yr	5yr	6yr	7yr
	1.09	1.12	1.18	[illegible]	[illegible]	[illegible]	[illegible]	[illegible]	[illegible]	[illegible]
USD Swap	8yr	9yr	10yr	11yr	12yr	15yr	18yr	19yr	20yr	30yr
	4.16	4.32	4.46	[illegible]	[illegible]	4.77	[illegible]	[illegible]	[illegible]	[illegible]

Settlement Date: 2/27/2004 Valuation Date: 2/23/2004 Yield Curve: USD Swap

Results

1M_LIB	Prepay	1.09125 0% CPR	1.09125 V50 ACPR	1.09125 V100 ACPR	1.09125 V150 ACPR	1.09125 V200 ACPR
Price 99:20	Yield	1.62	1.65	1.68	1.73	1.78
	Mod. Duration	16.27	7.38	4.28	2.87	2.09
Price 99:24	Yield	1.61	1.63	1.65	1.68	1.72
	Mod. Duration	16.27	7.38	4.28	2.87	2.09
Price 99:28	Yield	1.60	1.61	1.63	1.64	1.66
	Mod. Duration	16.28	7.39	4.29	2.87	2.09
Price 100: 0	Yield	1.60	1.60	1.60	1.60	1.60
	Mod. Duration	16.28	7.40	4.29	2.88	2.09
Price 100: 4	Yield	1.59	1.58	1.57	1.55	1.54
	Mod. Duration	16.29	7.41	4.30	2.88	2.10
Price 100: 8	Yield	1.58	1.56	1.54	1.51	1.48
	Mod. Duration	16.30	7.41	4.30	2.88	2.10
Price 100:12	Yield	1.57	1.55	1.51	1.47	1.42
	Mod. Duration	16.30	7.42	4.31	2.89	2.10

Vector Name	Vector Description
CWALT-044CB/V100	**SEE ATTACHED**
CWALT-044CB/V150	**SEE ATTACHED**
CWALT-044CB/V200	**SEE ATTACHED**
CWLAT-044CB/V50	**SEE ATTACHED**

Security	% of Orig. Bal	Face Value
CWALT-044CB 3A3 ()	100.00	28,453,265.50

*** Vectors have been used in one or more scenarios. ***

*** Please see attached document for detailed scenario assumptions used. ***

FASTrader
CWALT-044CB 3A4()

Settlement Date: 2/27/2004 Valuation Date: 2/23/2004 Yield Curve: USD Swap

CWALT-044CB 3A4()

Dated Date:	[illegible]	Pricing	
Trade Date:	[illegible]	WAC:	.00
Settle Date:	[illegible]	WAM:	.00
Date of 1st CF:	[illegible]	Type:	
Pass Per Year:		Collateral	
Margin:	[illegible]	Cumulative Prepayment	
Reset:	.00		
Speed Assumpt.:			

Best Comments

Tranche Details

Orig. Bal:	[illegible]	Current Bal:	[illegible]
Factor:	[illegible]	As of:	[illegible]
Coupon:	[illegible]		
Cap:		Floor:	
Last Reset:	[illegible]	Next Reset:	[illegible]
Delay Days:	0	Stated Mat:	
Current Pac:		Original Pac:	
S&P:		Fitch:	
Moody:		Duff:	

Coupon Formula

Formula

[illegible] x 1-mo LIBOR + 7.3600 Cap 7.3500 @ [illegible] Floor [illegible] @ 7.3[illegible]

USD Swap	1mo	3mo	6mo	1yr	2yr	3yr	4yr	5yr	6yr	7yr
	1.09	1.12	[illegible]	1.41	[illegible]	[illegible]	[illegible]	[illegible]	[illegible]	[illegible]
USD Swap	8yr	9yr	10yr	11yr	12yr	13yr	14yr	15yr	20yr	30yr
	4.16?	4.32	4.46	[illegible]	[illegible]	[illegible]	[illegible]	[illegible]	[illegible]	[illegible]

Results

IM_LIB Prepay		1.09125 0% CPR	1.09125 V50 ACPR	1.09125 V100 ACPR	1.09125 V150 ACPR	1.09125 V200 ACPR
Price 10:2	Yield	71.14	60.22	48.58	35.96	21.76
	Mod. Duration	1.21	1.23	1.25	1.26	1.24
Price 10:6	Yield	78.14	59.23	47.60	34.99	20.78
	Mod. Duration	1.23	1.25	1.27	1.28	1.26
Price 10:10	Yield	69.16	58.26	46.66	34.05	19.82
	Mod. Duration	1.25	1.27	1.29	1.30	1.28
Price 10:14	Yield	68.20	57.33	45.73	33.13	18.89
	Mod. Duration	1.27	1.29	1.31	1.32	1.30
Price 10:18	Yield	67.27	56.41	44.83	32.24	17.98
	Mod. Duration	1.29	1.31	1.33	1.34	1.31
Price 10:22	Yield	66.37	55.52	43.96	31.37	17.09
	Mod. Duration	1.31	1.33	1.35	1.36	1.33
Price 10:26	Yield	65.49	54.66	43.10	30.52	16.23
	Mod. Duration	1.32	1.35	1.37	1.38	1.35

Vector Name	Vector Description
CWALT-044CB/V100	**SEE ATTACHED**
CWALT-044CB/V150	**SEE ATTACHED**
CWALT-044CB/V200	**SEE ATTACHED**
CWALT-044CB/V50	**SEE ATTACHED**

Security	% of Orig. Bal	Face Value
CWALT-044CB 3A4()	100.00	28,453,265.50

*** Vectors have been used in one or more scenarios. ***

*** Please see attached document for detailed scenario assumptions used. ***